Exhibit 23.6

Consent of Author

Reference is made to the technical report (the "Technical Report") entitled "History, Geology, Gold Resources, Discovery Potential and Proposed Exploration Drilling Program for the Pinion-Railroad Project, Elko County, Nevada" (August 23, 2003) each of which the undersigned has prepared for Royal Standard Minerals Inc. (the “Company”).

In connection with the Company’s registration statement on Form S-8, and any amendments thereto, and any documents incorporated by reference therein, to be filed with the United States Securities and Exchange Commission (the “Registration Statement”), I, Roger C. Steininger, hereby consent to the incorporation by reference of information derived from the Technical Report in the Registration Statement.

Date: June 22, 2012

By:    /s/ Roger C. Steininger
Name: Roger C. Steininger